Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 24, 2006

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a notification issued by MobiFon Holdings B.V. on January 24 entitled “CONNEX VODAFONE REPORTS STRONG PERFORMANCE IN THE QUARTER TO DECEMBER 31, 2005”

Connex Vodafone reports strong performance
in the quarter to December 31, 2005

•                  Over 600,000 net subscribers this quarter

•                  Service revenue 38% higher than same period previous year

•                  100,000 3G users in the Connex Vodafone network

Bucharest, January 24, 2006 – Connex Vodafone announces key performance indicators for the quarter ended December 31, 2005, as reported today by Vodafone Group Plc.

Connex Vodafone added 602,832 net subscribers in the quarter to December 31, 2005.

The total customer base was 6,131,839 which is 25% higher year on year.

Service revenue for the quarter increased 38% compared to the same period last year.

“Our strong performance in the quarter ended December 31, 2005, shows that Romanians have positively responded to the combined strength and propositions of Connex and Vodafone. The growth of the contract subscribers proportion and of ARPU confirm the success of our value driven strategy. This result makes us very optimistic about the future as we will focus on leveraging global scale into the marketplace. We will keep on delighting our customers in order to remain the operator of choice for all Romanians” said Liliana Solomon, Chief Executive Officer Connex Vodafone.

As of December 31, 2005, postpaid subscribers accounted for 36% of Connex Vodafone’s total subscriber base, as compared to 34% in the same quarter 2004.

Blended average monthly revenue per user (ARPU) in the quarter increased by 10% to US $15.4, compared to US $14, in the same period last year.

The number of 3G users in the Connex Vodafone network was 97,322 at December 31, 2005.

“I am happy to witness our customers’ strong interest in 3G services eight months only since launching. We will continue to drive the market by further enhancing our 3G services portfolio and expanding the network coverage”, added Liliana Solomon.

Connex Vodafone is a subsidiary of Vodafone Group Plc. Vodafone is the world’s largest mobile community with equity interests in 27 countries and Partner Networks in a further 27 countries. Providing a full range of mobile telecommunications services, including voice and data communications, Vodafone currently serves 179.3 million proportionate customers worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: January 24, 2006	By:	/s/ E A J de Rijk
	Name:	Erik de Rijk
	Title:	Chief Executive Officer

	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Chief Financial Officer